May 6, 2026

Steven Eck
Senior Vice President
Avantor, Inc.
Radnor Corporate Center, Building One, Suite 200
100 Matsonford Road
Radnor , Pennsylvania 19087

       Re: Avantor, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2025
           Form 8-K Filed February 11, 2026
           File No. 001-38912
Dear Steven Eck:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and Services